SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    -----------------------------------------

                               (AMENDMENT NO. 3)*

                           First Alliance Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    317936102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       Brian Chisick, First Alliance Corporation, 17305 Von Karman Avenue,
                        Irvine, CA 92614 (949) 224-8500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    11/30/99
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 317936102                    13D                     Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Brian Chisick
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF,OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,523,358 shares of Class A Common Stock
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,957,030 shares of Class A Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,523,358 shares of Class A Common Stock
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,957,030 shares of Class A Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     12,480,388 shares of Class A Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     69.53%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 317936102                    13D                     Page 3 of 9 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Sarah Chisick
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF,OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


     Not Applicable
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    Not Applicable
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,957,030 shares of Class A Common Stock
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    Not Applicable
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,957,030 shares of Class A Common Stock
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,957,030 shares of Class A Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     22.04%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 3
                                 TO SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-2
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


                  The undersigned hereby amend the Schedule 13D heretofore filed by them, as amended through the date hereof.

         ITEM 1.  SECURITY AND ISSUER.

                   This statement relates to shares of the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 17305 Von Karman Avenue, Irvine, California 92614.

         ITEM 2.  IDENTITY AND BACKGROUND.

         I.       Brian Chisick.

                  (a) The name of the person filing this statement is Brian Chisick.

                  (b) The business address of Mr. Chisick is 17305 Von Karman Avenue, Irvine, CA 92614.

                  (c) The principal occupation of Mr. Chisick is Chief Executive Officer and President of the Company. The principal business of the Company is mortgage lending. The principal address of the Company is stated above in Item 1.

                  (d) Mr. Chisick has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years, Mr. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f) Mr. Chisick is a citizen of the United States.

         II.      Sarah Chisick.

                  (a) The name of the other person filing this statement is Sarah Chisick. Mr. and Mrs. Chisick are husband and wife.

                                     4 of 9

                  (b) The business address of Mrs. Chisick is 17305 Von Karman Avenue, Irvine, CA 92614.

                  (c) The principal occupation of Mrs. Chisick is none.

                  (d) Mrs. Chisick has not been convicted in a criminal proceeding during the last five years.

                  (e) During the last five years, Mrs. Chisick has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                  (f) Mrs. Chisick is a citizen of the United States.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  During September, 1998, Brian and Sarah Chisick, as co-trustees of the Brian and Sarah Chisick Revocable Estate Trust U/A/D March 7, 1979 (the "Trust") purchased on the open market, using Trust Funds, an aggregate of 36,200 shares of the Company's Class A Common Stock, for an aggregate purchase price of $238,887.50 (or a weighted average price of approximately $6.60 per share).

                  During May, 1999, the Trust purchased on the open market, using Trust Funds, an aggregate of 161,200 shares of the Company's Class A Common Stock, for an aggregate purchase price of $655,165.93 (or a weighted average price of approximately $4.06 per share).

                  During August, 1999, the Trust purchased on the open market, using Trust Funds, an aggregate of 124,000 shares of the Company's Class A Common Stock, for an aggregate purchase price of $421,392.80 (or a weighted average price of approximately $3.40 per share).

                  During November, 1999, the Trust purchased on the open market, using Trust funds, an aggregate of 167,800 shares of the Company's Class A Common Stock, for an aggregate purchase price of $375,118.40 (or a weighted average price of approximately $2.24 per share).

                  No funds used in making any of such purchases were borrowed.

         ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of the Class A Common Stock of the Company have been acquired by Brian and Sarah Chisick (the "Chisicks") for investment purposes. Depending upon market price, availability, and other factors deemed relevant, the Chisicks may from time to time purchase additional shares of the Class A Common Stock in the open market, in privately negotiated transactions, or otherwise. In addition, depending upon market price and other factors deemed

                                     5 of 9
relevant, the Chisicks may from time to time seek to sell shares of the Class A Common Stock in the open market, in privately negotiated transactions, or otherwise. The Chisicks reserve the right to increase or decrease their beneficial ownership of the Class A Common Stock on such terms and at such times as they may decide. The Chisicks reserve the right to cease purchasing or selling shares of the Class A Common Stock at any time.

         In the ordinary course of the Company's business, Brian Chisick in his capacity as Chief Executive Officer and President of the Company, and Sarah Chisick may from time to time consider and discuss with other Company officers and directors one or more of the actions enumerated below in this item.

         At present and except as disclosed herein, the Chisicks do not have any plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      any action similar to any of those enumerated above.

                                     6 of 9

         The Chisicks reserve the right to continue to explore all options available to them with respect to the actions enumerated above in this Item. The Chisicks may at any time review or reconsider their position regarding the Company and may in the future, formulate plans that relate to or would result in one or more of the actions enumerated above in this Item.


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         I.       Brian Chisick.

                  (a) As of November 30, 1999, Mr. Chisick beneficially owned an aggregate of 12,480,388 shares of Class A Common Stock (the "Aggregate Shares"), representing 69.53% of the outstanding shares of Class A Common Stock. Under Rule 13d-3(d), Mr. Chisick is deemed to be the beneficial owner of 88,521 shares of Class A Common Stock (the "Vested Shares") which Mr. Chisick has the right to acquire as of November 30, 1999 (or within 60 days thereafter), pursuant to the stock options described below in Item 6. The Vested Shares are included in the Aggregate Shares. The calculation of such percentage is based on 17,949,288 shares of Class A Common Stock which were outstanding as of November 30, 1999, plus the Vested Shares which are deemed to be outstanding for the purpose of such calculation.

                  (b) As of November 30, 1999, Mr. Chisick has sole voting and dispositive power over 8,523,358 shares of Class A Common Stock (including the Vested Shares) and shares voting and dispositive power over 3,957,030 shares of Class A Common Stock with Mrs. Chisick.

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than Mr. and Mrs. Chisick is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.

         II.      Sarah Chisick.

                  (a) As of November 30, 1999, Mrs. Chisick beneficially owned an aggregate of 3,957,030 shares of Class A Common stock, representing 22.04% of the outstanding shares of Class A Common Stock. The calculation of such percentage is based on 17,949,288 shares of Class A Common Stock which were outstanding as of November 30, 1999.

                  (b) As of November 30, 1999, Mrs. Chisick shares voting and dispositive power over all such shares of Class A Common Stock with Mr. Chisick.

                                     7 of 9

                  (c) The information provided above in Item 3 is incorporated herein by this reference.

                  (d) No person other than Mr. and Mrs. Chisick is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

                  (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the Company's 1996 Stock Incentive Plan, the Company has granted to Mr. Chisick the following stock options (the "Stock Options"): (1) on January 27, 1998, a Non-Qualified ("NQ") Stock Option to purchase 100,000 shares of the Company's Class A Common Stock at an exercise price of $13.06 per share, which as of November 30, 1999, was exercisable with respect to 50,000 shares; (2) on December 4, 1998, an Incentive Stock Option ("ISO") to purchase 54,085 shares of the Company's Class A Common Stock at an exercise price of $4.4375 per share, which as of November 30, 1999, was exercisable with respect to 13,521 shares; (3) on April 27, 1999, an ISO to purchase 44,135 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of November 30, 1999, was exercisable with respect to 11,034 shares; and (4) on April 27, 1999, a NQ Stock Option to purchase 55,865 shares of the Company's Class A Common Stock at an exercise price of $3.625 per share, which as of November 30, 1999, was exercisable with respect to 13,966 shares. The Stock Options cover options to purchase an aggregate of 254,085 shares of the Company's Class A Common Stock and, as of November 30, 1999, are exercisable with respect to an aggregate of 88,521 shares (i.e., the Vested Shares). Copies of the 1996 Stock Incentive Plan and the stock option notices relating to the Stock Options have been filed as Exhibits hereto and are incorporated herein by this reference.

                  Except as described herein, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. 1996 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement of Form S-1, Commission File No. 333-3363).

                  Exhibit 2. Non-Qualified Stock Option Notice, dated January 27, 1998, executed by the Company in favor of Brian Chisick, covering 100,000 shares (filed herewith).

                  Exhibit 3. Incentive Stock Option Notice, dated December 4, 1998, executed by the company in favor of Brian Chisick, covering 54,085 shares (filed herewith).

                                     8 of 9

                  Exhibit 4. Incentive Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 44,135 shares (filed herewith).

                  Exhibit 5. Non-Qualified Stock Option Notice, dated April 27, 1999, executed by the Company in favor of Brian Chisick, covering 55,865 shares (filed herewith).



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 1999



                                                     /s/ Brian Chisick
                                                     ---------------------------
                                                     Brian Chisick


Date:  November 30, 1999



                                                     /s/ Sarah Chisick
                                                     ---------------------------
                                                     Sarah Chisick


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